UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40842

VALENS SEMICONDUCTOR LTD.

(Exact name of registrant as specified in its charter)

8 Hanagar St. POB 7152

Hod Hasharon 4501309

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

Exhibit 99.1 to this report, furnished on Form 6-K, is incorporated by reference into the Registrant’s registration statement on Form F-3 (File No. 333-260390) and Form S-8 (File Nos. 333-259849, 333-269250, 333-276520, 333-285792, and 333-293747), except with respect to the second paragraph and all text under the heading “Financial Outlook,” which shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section.

TABLE OF CONTENTS

ITEM
99.1	Earnings Release dated August 12, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Yoram Salinger
Name: Yoram Salinger
Title: Chief Executive Officer

Date: August 12, 2026

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